UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Schedule 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                             TO RULE 13d-2(a)
                            (Amendment No. 27)*


                          First Financial Fund, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                  320228109
                               (CUSIP Number)

                           Stephen C. Miller, Esq.
                            Krassa & Miller, LLC
                         1680 38th Street, Suite 800
                           Boulder, Colorado  80301
                              (303) 444-5483
       (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                             September 30, 2002

         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




---------------------------------------------------------------------------
CUSIP No. 320228 10 9
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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
---------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
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3.	SEC Use Only
---------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,795,100
---------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	7.60%
---------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
---------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B
---------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		South Dakota
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power		2,568,200
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	2,568,200
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 2,568,200
---------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
---------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	10.87%
---------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
---------------------------------------------------------------------------


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CUSIP No. 320228 10 9
---------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust
---------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		New York
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,922,400
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,400
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
  1,922,400
---------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	8.14%
---------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
---------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2
---------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		1,697,900
Shares,Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,697,900
Person With
			10.	Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,697,900
---------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	7.19%
---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
---------------------------------------------------------------------------

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CUSIP No. 320228 10 9
---------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust
---------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
---------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
---------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,359,800
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,359,800
Person With
			10.	Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,359,800
---------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	5.76%
---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
---------------------------------------------------------------------------


---------------------------------------------------------------------------
CUSIP No. 320228 10 9
---------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John S. Horejsi Trust
---------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
---------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
---------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power		100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	100
Person With
			10.	Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	100
---------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	0.0004%
---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
---------------------------------------------------------------------------


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CUSIP No. 320228 10 9
---------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Badlands Trust Company
---------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
---------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
---------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power
Shares Bene-
ficially 		8.	Shared Voting Power		1,359,900
Owned by Each
Reporting		9.	Sole Dispositive Power
Person With
			10.	Shared Dispositive Power	1,359,900
---------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,359,900
---------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	5.76%
---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
---------------------------------------------------------------------------


---------------------------------------------------------------------------
CUSIP No. 320228 10 9
---------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
---------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
---------------------------------------------------------------------------

3.	SEC Use Only
---------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	Not applicable
---------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
---------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		United States
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power
Person With
			10.	Shared Dispositive Power
---------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	0
---------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)  X
---------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	0%
---------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		IN
---------------------------------------------------------------------------



                Amendment No. 27 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 4 and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), the John S. Horejsi Trust (the "John Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Badlands Trust Company ("Badlands") and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

As previously reported in this statement on Schedule 13D, at a hearing held on September 20, 2002, the United States District Court for the District of Maryland (the "District Court") stayed the effectiveness of its September 19, 2002 ruling until October 4, 2002 in connection with the lawsuit filed against the Company regarding the Company's bylaw requiring a 50% vote of all outstanding shares in order to elect directors (the "By-Law Lawsuit"). The District Court further reinstated the injunction enjoining the Company's Board from holding any meetings during the pendency of the stay. Judge Motz indicated that he was granting the stay so as to allow at least one judge of the United States Court of Appeals for the Fourth Circuit (the "Court of Appeals") time to review the issue. The two-week stay will expire at 5:00 p.m. on Friday, October 4, 2002.

On September 30, 2002, Plantiff-Appellee Badland's Trust Company (as trustee of the Brown Trust) filed an Opposition to Emergency Motion for Stay Pending Appeal of Defendant-Appellant First Financial Fund, Inc. ("Opposition to Emergency Motion for Stay") with the Court of Appeals, which is attached to this statement as an exhibit. The Brown Trust requested the Court of Appeals summarily deny the Company's Emergency Motion for Stay. The Opposition to Emergency Motion for Stay in the By-Law Lawsuit is attached hereto as Exhibit 17 and incorporated in this statement by reference.
..


Item 7.   Material to be Filed as Exhibits.

		Exhibit 17. Plaintiff-Appellee Badland's Trust Company's Opposition to Emergency Motion for Stay Pending Appeal of Defendant-Appellant First Financial Fund, Inc. as filed September 30, 2002.



                                  Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2002


/s/ Stewart R. Horejsi
Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice President of
Badlands Trust Company, trustee of the
Ernest Horejsi Trust No. 1B, the Lola
Brown Trust No. 1B, the Mildred B.
Horejsi Trust, the Stewart R. Horejsi
Trust No. 2, the Susan L. Ciciora
Trust, and the John S. Horejsi Trust.





EXHIBIT 17

                     UNITED STATES COURT OF APPEALS
                         FOR THE FOURTH CIRCUIT

                              No. 02-2088

BADLANDS TRUST COMPANY,
as Trustee for

LOLA BROWN TRUST No. 1B,
	Plaintiff-Appellee,

v.

FIRST FINANCIAL FUND, INC.

	Defendant-Appellant.


           On Appeal from the United States District Court
                    for the District of Maryland
                 (J. Frederick Motz, District Judge)
                   Civil Action No. JFM 02-CV-2423



      PLAINTIFF-APPELLEE BADLANDS TRUST COMPANY'S OPPOSITION
         TO EMERGENCY MOTION FOR STAY PENDING APPEAL OF
           DEFENDANT-APPELLANT FIRST FINANCIAL FUND, INC.


James H. Hulme
Donald B. Mitchell, Jr.
Benjamin I. Fishman
J. Marcus Meeks
Arent Fox Kintner Plotkin & Kahn, PLLC
1050 Connecticut Avenue, NW
Washington, DC  20036-5339
(202) 857-6000
(202) 857-6395 (fax)

Counsel for Plaintiff-Appellee
Badlands Trust Company




TABLE OF CONTENTS


I.	STANDARD OF REVIEW	5
II.	ARGUMENT	9
A. Management Has Not Made A "Strong Showing" That It Is Likely
To Succeed On The Merits	9
1.	The Challenged By-law is Invalid Under the MGCL	9
2. The Challenged By-Law Violates Section 16(a) of the
Investment Company Act	14
B. First Financial Has Not Shown That It Will Be Irreparably
Harmed   16
1. The Incumbent Directors Can Intervene to Preserve Their
Appeal Rights	16
2. There Is No Evidence the Elected Board Will Act
Detrimentally to the Interests of First Financial	17
C. Badlands Will Be Harmed By the Continued Denial Of The Power
Of Its Votes	17
D.	The Public Interest Is That The Shareholders' Vote Be Respected  18

III.	CONCLUSION	19



                           TABLE OF AUTHORITIES


Adventure Communs. Inc. v. Ky. Registry of Election Finance, 191
F.3d 429 (4th Cir. 1999)	8

Airport Committee of Forsyth Co. v. Civil Aeronautics Board, 296
F.2d 95 (4th Cir. 1961)	4, 5

Bancroft Convertible Fund, Inc. v. Zico Investment Holdings,
Inc., 825 F.2d 731 (3d Cir. 1987)	15

Blackwelder Furniture Co. v. Seilig Manufacturing Co., 550 F.2d
189 (4th Cir. 1977)	4, 5

Brown v. Eastern States Corp., 181 F.2d 26 (4th Cir. 1950)	15

Brownsburg Area Patrons Affecting Change v. Baldwin, 137 F.3d 503
(7th Cir. 1998)	9

Crown Resource Corp. v. Gold Capital Corp., 650 F. Supp. 985 (D.
Colo. 1987)	17

Dickson v. Morrison, 18 F. Supp. 2d 559 (D. Md. 1998), aff'd,
1999 U.S. App. LEXIS 17795 (4th Cir. 1999)	3

First-Citizens Bank & Trust Co. v. Camp, 432 F.2d 481 (4th Cir.
1970)]	5

Hilton v. Braunskill, 481 U.S. 770 (1987)	4

Horizon Corp. v. Anselmi, 483 F. Supp. 653 (D.D.C. 1980)	17

Houston General Insurance v. Moore, 193 F.3d 838 (4th Cir. 1999)	16

Larkin v. Baltimore Bancorp, 769 F. Supp. 919 (D. Md. 1991),
aff'd mem., 948 F.2d 1281 (4th Cir. 1991)	3, 9, 10

Lessler v. Little, 857 F.2d 866 (1st Cir. 1988)	15

Long v. Robinson, 432 F.2d 977 (4 Cir. 1970)	5

In re ML-Lee Acquisition Fund II, L.P., 848 F. Supp. 527 (D. Del.
1994)	15

Municipal Utilities Board of Albertville v. Alabama Power Co., 21
F.3d 384 (11th Cir. 1994)	9

Phillips v. Chandler, 215 B.R. 684 (E.D. Va. 1997)	9

Prudential Insurance Co. of America, 41 S.E.C. 335 (Jan. 22,
1963), aff'd sub nom Prudential Insurance Co. of America v.
S.E.C., 326 F.2d 383 (3d Cir. 1964)	15

Roosevelt v. E. I. Du Pont de Nemours & Co., 958 F.2d 416 (D.C.
Cir. 1992)	20

Sinclair Refining v. Midland Oil Co., 55 F.2d 42 (4th Cir. 1932)	5

Smoke v. Norton, 252 F.3d 468 (D.C. Cir. 2001)	16

State Bank & Mortgage Co., 1972 S.E.C. No- Act LEXIS 3322 (Aug.
7, 1972)	15

The Fundpack,Inc., 1979 SEC LEXIS 604 (Oct. 2, 1979)	15

STATE CASES

Derry v. State, 358 Md. 325, 748 A.2d 478 (2000)	8

Frankino v. Gleason, 1999 Del. Ch. LEXIS 218 (Nov. 12, 1999),
aff'd mem.
 sub nom McNamara v. Frankono, 744 A.2d 988 (Del. 1999)	5-7, 17

Frankino v. Gleason, 1999 Del. Ch. LEXIS 219 (Nov. 5, 1999)	6

Ideal Federal Savings Bank v. Murphy, 339 Md. 446, 663 A.2d 1272
(Md. 1995)	11

Lerner v. Lerner, 306 Md. 771, 511 A.2d 501 (1986)	12

Marsheck v. Trustees, 358 Md. 393, 749 A.2d 774 (2000)	8

Standard Power & Light Corp. v. Investment Associates, Inc., 51
A.2d 572 (Del. 1947)	13

Tucker v. Fireman's Fund Insurance Co., 308 Md. 69, 517 A.2d 730
(1986)	8

Werbowsky v. Collomb, 362 Md. 581, 766 A.2d 123 (2001)	18

Williams v. Mayor & City of Council of Baltimore, 359 Md. 101,
753 A.2d 41 (2000)	9

                               FEDERAL STATUTES

15 U.S.C. Section 80a-43 (emphasis added)	15

Fed. R. Civ. P. 24(a)	16

H.R. Rep. No. 1341, 96th Cong., 2d Sess. 28-29 (1980), reprinted
in 1980 U.S. Code Cong. & Admin. News 4810-11	15

Investment Company Act of 1940, 15 U.S.C. Section 80a-16(a)	8, 15

                               STATE STATUTES

Md. Code Ann. Corps. & Ass'ns. Section 2-104(b)(4)	13

Md. Code Ann. Corps. & Ass'ns Section 2-110	13

Md. Code Ann. Corps. & Ass'ns. Section 2-404(d)	passim

Md. Code Ann. Corps. & Ass'ns. Section 2-506(a)(2)	passim

Md. Code Ann. Corps. & Ass'ns. Section 2-405.3	17

                                MISCELLANEOUS

Black's Law Dictionary 1224 (6th ed. 1990)	14

H. Brune, Maryland Corporation Law Section 68 (1933 ed.)	9




Adopting a position that the Maryland General Assembly and the Maryland courts have condemned as "bizarre," the management of Defendant-Appellant, First Financial Fund, Inc. ("First Financial"), boldly attempts to retain its two directors in office even though they lost the August 12, 2002 election. Federal law, Maryland law, and common sense prohibit the result urged by management. Indeed, Judge Motz issued temporary, preliminary, and permanent injunctive relief to insure that the bizarre result urged by First Financial did not come true. There is no basis to grant an extraordinary stay of Judge Motz's final ruling on the merits.

At the annual shareholders meeting of First Financial, the shareholders elected two new Class I directors - Dr. Dean Jacobson and Joel E. Looney ("Jacobson/Looney"). Jacobson/Looney - the nominees of Plaintiff-Appellee Badlands Trust Company ("Badlands") - received about 60 percent of the votes for two open board seats. Management supported the two incumbents - Robert E. LaBlanc and Eugene C. Dorsey ("LaBlanc/Dorsey"). LaBlanc/Dorsey only received about 40 percent of the vote. Notwithstanding that outcome, management and its sponsor, Prudential Funds, refused to seat the new directors, relying on a by-law - now declared illegal under Maryland law by Judge Motz - that would require a super-majority vote to seat directors.

By moving for an emergency stay here, the current management of First Financial simply seeks to undo the election results and Judge Motz's careful consideration of the issues, his ruling on the merits, his balancing of the harms, and his consideration of the public interest. Management seeks to achieve here by a stay what it could not achieve at the ballot box or in the district court - the "holding over" of the defeated incumbents for another year, until the next election. According to management, despite the election results and despite Judge Motz's findings, "the two incumbents should be permitted to continue to serve" and "address matters as they arise in the ordinary course during the pendency of the appeal." Emergency Motion For Stay Pending Appeal Of Defendant-Appellant First Financial Fund, Inc. ("FF Stay Motion"), at 18. The stay motion, however, flies directly in the face of this Court's "stringent standard" regarding stays pending appeal. Accordingly, the Court should summarily deny the motion.

Four times now Judge Motz has indicated that the electoral victors should be seated as directors. Judge Motz has twice entered preliminary relief, both times finding that management's failure to seat these nominees caused irreparable harm to Badlands. At the hearing on Badlands' application for a temporary restraining order, the Court observed that it did not believe that the defeated incumbent directors should be holding office. August 28, 2002 Trans. at 29 ("I think that there is a harm in an investment company ... including in its directors meeting two directors who ... I do not believe should be holding office. And so I do think that that is itself a serious harm being suffered by the plaintiff, [whose] people are entitled to sit in those positions"). On September 10, 2002, Judge Motz held that Badlands was "very likely to prevail on the merits" and that "plaintiff will be harmed by having a board meeting on which it was not represented when I think it should be because I think it's two persons who won the voting should be there." Sept. 10, 2002 Trans. at 77, 70. On September 19, the court entered a permanent injunction for Badlands on the merits and ordered Dr. Jacobson and Mr. Looney seated as the duly elected directors. And finally, during a September 20 telephonic hearing, Judge Motz stated that "I've ruled as I have and I think I'm right." Sept. 20, 2002 Trans. at 9.

On the merits management does not present a single argument here that Judge Motz has not already considered and rejected. Management claims that Judge Motz "overlooked the plain words of the controlling statute," that he "ignored the plain and unambiguous words" of the statute, and that his reading of the statute "produces an illogical result and eliminates the words 'or bylaws' from the text." See FF Stay Motion at 7, 9 & 10.

Judge Motz, of course, did not "overlook" or "ignore" anything;
he heard hours of argument on the single statutory construction issue in the case, received over 100 pages of briefs on the construction of the pertinent statutory provisions, and issued a detailed written opinion following two lengthy hearings on that one statutory
construction question.   What is worse, management has not shown that
First Financial itself - as opposed to its present officers or its present sponsor, Prudential Funds - is likely to suffer irreparable harm. Management simply asserts, in the face of a 60 percent shareholder vote to the contrary, that its incumbent management is "best suited" to run First Financial. FF Stay Motion at 18. And management totally discounts the harm that Badlands suffers every day its nominees are not seated as directors. Instead, management and its sponsors simply speculate that control of the Fund by newly elected independent directors "could" constitute irreparable harm, id. (new directors "could ... injure the Fund"), an unfounded -not to mention arrogant - assertion that assumes that only they know what is best for the corporation and, further, that the 48 percent of all shares who voted for new directors - representing an investment of some $145,000,000 - don't know what's best for their own investment.
A stay of a final ruling pending appeal is a truly extraordinary remedy; more difficult to obtain than temporary or preliminary injunctive relief. Under this Court's stay pending appeal test, each of the four factors weighs heavily against the management of First Financial. Accordingly, the motion for stay should be summarily denied.

I.	STANDARD OF REVIEW

The standard for granting a stay pending appeal is the four-fold rule adopted by this Court in Airport Comm. of Forsyth Co. v. Civil Aeronautics Bd., 296 F.2d 95, 96 (4th Cir. 1961):
1)	Has the petitioner made a strong showing that it is likely
to prevail upon the merits of its appeal?

2)	Has the petitioner shown that without such relief it will be irreparably injured?

3)	Would the issuance of a stay substantially harm other
parties interested in the proceedings?

4)	Where lies the public interest?

(Emphasis added.)  Accord Hilton v. Braunskill, 481 U.S. 770, 776
(1987) (same four-part test for a stay pending appeal, with its requirement of a "strong showing" that the appellant is likely to prevail, applies whether the stay pending appeal is sought in the district court under F. R. Civ. P. 62(c) or in this Court under F.R.A.P. 8(a)). The stay standard is not the same as the well-known "balancing of hardships" standard applied to motions for preliminary injunction. See Blackwelder Furniture Co. v. Seilig Manufacturing Co., 550 F.2d 189, 196 (4th Cir. 1977).
Blackwelder carefully explained the differences between the preliminary injunction standard and the "stringent" stay pending appeal standard. There, the trial court had denied a plaintiff's motion for a preliminary injunction. In doing so, the trial court had cited the Airport Commission four-part standard, including the "strong showing that it is likely to prevail" on the merits prong, and applied the factors separately, without balancing. In reversing this error, the Blackwelder Court developed this Circuit's now well-known "balancing of harms" preliminary injunction standard. But while doing so, the Blackwelder Court reiterated the difference between a preliminary injunction and a stay pending appeal:

The district court's reliance on the different standards of Airport Comm'n of Forsyth Co. and [First-Citizens Bank & Trust Co. v. Camp, 432 F.2d 481, 483 (4th Cir. 1970)] was misplaced
- though understandably so. Even the treatise writers have mistakenly equated the stringent standards of those cases with the more flexible rule of Sinclair Refining [v. Midland Oil Co., 55 F.2d 42 (4th Cir. 1932), applicable to preliminary injunctions]. . . .  But there is a difference.  The cases
relied upon by the district court deal with the question of the issuance vel non of an appellate stay pending review of an administrative order or a trial court decision that dealt with the merits of a controversy....

In cases like Airport and Camp a judicial or quasi-judicial body has already passed upon the merits of a question and typically has also denied a discretionary stay of its decision; only then is the motion made for an appellate stay.
 For a stay to issue under such circumstances, we adopted in Airport Comm'n of Forsyth, supra, 296 F.2d at 96, the requirement ... that a "strong showing" of probable success on appeal be made, for otherwise there is "no justification for the [appellate] court's intrusion into the ordinary processes of administrative and judicial review."

Likewise, Long v. Robinson, 432 F.2d 977 (4 Cir. 1970),
another "strong showing" case from this circuit, involved a
stay-pending-appeal situation, in which the district court had fully considered the merits of the controversy, rendered its final decree, and refused the request for an interim stay.
Judge Winter explained in Long that the petitioner's burden in seeking injunctive relief is substantially greater on appeal.
 432 F.2d at 979. . . . And this is especially so where the
lower court has adversely determined the merits of the controversy.
Blackwelder, 550 F.2d at 193-94 (footnotes and citations omitted; bold emphasis added).

The command of Blackwelder is clear: the preliminary injunction "balance of hardship" test is deliberately weaker than the "stringent" test to be applied to a motion for stay pending appeal. In the latter case, "where the lower court has adversely determined the merits of the controversy," like here, an appellant must make "a strong showing that it is likely to prevail upon the merits" in order to obtain a stay. Mere balancing and "serious questions" will not suffice.
The Delaware courts have denied stays pending appeal in cases involving a contested election of directors. See Frankino v. Gleason, 1999 Del. Ch. Lexis 218 (Nov. 12, 1999) (released for publication), aff'd mem. sub nom McNamara v. Frankino, 744 A.2d 988 (Del. 1999). There, Frankino cast his votes to elect new directors of the company.
 The incumbent Board resisted Frankino, relying on a company by-law which required a super-majority to effect the change Frankino sought.
 Frankino sued to invalidate the by-law and the Delaware Court of Chancery ruled in his favor.

The incumbent directors sought a stay pending appeal.   The court
denied the stay, rejecting arguments just like those made by First Financial here, because - regardless of the merits - it found that "all three" of the hardship factors militated against the stay. The court specifically rejected arguments, like those made here by First Financial, that refusing to enter a stay would, as a practical matter, defeat the appealability of the judgment and permit the election winners to make changes in the operations of the company during the appeal:

Defendants argue that if Frankino presently asserts control over the Company, their ability to vigorously prosecute an appeal will be impeded. . . .  Frankino intimates that the
only harm defendants have in mind is that they will no longer have access to the company purse strings to fund the costs of an appeal. If this is indeed the reason for defendants' inability to prosecute an appeal, it is not even cognizable harm much less irreparable. ...  Finally, defendants claim
that they will suffer irreparable harm if a stay is not granted because Frankino will alter the business plan they were implementing. This argument, obviously, cuts both ways, as Frankino would surely make the same claim if I grant the stay.
1999 Del Ch. Lexis 218, at *4-*5.

The court also rejected the incumbent directors' argument, again just like that made by First Financial here, that the election winners would suffer no harm during the pendency of the appeal if the incumbent Board continued to act without the participation of the election winner's nominees:
Defendants make no effort to demonstrate that Frankino will not suffer substantial harm if the Court stays the judgment.
They simply assert that a stay will preserve the [pre-judgment] Status Quo Order already entered in this case. This conclusion fails to consider that this Court has ruled that Frankino and his designees were rightfully elected to NAC's board of directors several months ago and that there is no way to adequately compensate them for the further delay of their rights.
Id. at *5. Finally, the court found that the true public interest was in vindicating the election results:
The only public interest issue at stake in this case is the need to expeditiously complete and effectuate Section 225 actions. This policy cuts in favor of immediately entering the judgment.
Id. at *5-*6.  A similar result is required here.

II.	ARGUMENT

A.	Management Has Not Made A "Strong Showing" That It Is Likely
To Succeed On The Merits

Judge Motz considered and rejected management's arguments on three separate occasions, and each rejection was premised on the same ground - that First Financial's by-law III.3 (the "Challenged By-
Law") was invalid under section 2-506(a)(2) and 2-404(d) of the Maryland General Corporation Law ("MGCL"). See Aug. 28, 2002 Trans.
at 29-34; Sept 10, 2002 Trans. at 72-77; Opinion at 3-8.
In the court below, and now in this Court, First Financial management argues for an interpretation of the MGCL that is contrary to the language and history of these provisions, and contrary to the structure of the statute as a whole. First Financial's argument seeks exactly the "bizarre" result that the Maryland General Assembly specifically identified as the result it was trying to avoid when in passed MGCL Section 2-404(d). Nothing in First Financial's present motion indicates that Judge Motz, an expert on Maryland corporate law, reached an incorrect interpretation of the MGCL.

Judge Motz also ruled at the preliminary injunction hearing that the by-law is invalid under section 16(a) of the federal Investment Company Act of 1940, 15 U.S.C. Section 80a-16(a). Sept 10, 2002 Trans. at
72.  Although Judge Motz did not reach the Investment Company Act question in issuing the permanent injunction, management's violation of the Act is an independent grounds for affirming Judge Motz's
decision.   In order to obtain a stay here, then, management must also make a strong showing that it is likely to prevail on the Investment Company Act as well. But management has not even addressed the invalidity of the Challenged By-law under that Act.

1.	THE CHALLENGED BY-LAW IS INVALID UNDER THE MGCL

The Maryland Court of Appeals has stated that in "construing the meaning of a word in a statute, the cardinal rule is to ascertain and carry out the real legislative intent." Tucker v. Fireman's Fund Ins. Co., 308 Md. 69, 73, 517 A.2d 730, 731 (1986) (emphasis added).
Stated another way, "the paramount goal of statutory interpretation is to identify and effectuate the legislative intent underlying the statute(s) at issue." Derry v. State, 358 Md. 325, 336, 748 A.2d 478, 483 (2000). In applying the "cardinal rule," the Maryland Court of Appeals looks to both the statute as a whole and, where appropriate, legislative history:

[O]ur interpretation of the statute and the legislature's intent must be examined by looking to the statutory scheme in its entirety rather than segmenting the statute and analyzing only its individual parts. . By such an analytical approach, we seek to avoid illogical and unreasonable results that defy common sense.
Marsheck v. Trustees, 358 Md. 393, 403, 749 A.2d 774, 779 (2000)
(citations omitted).

[W]hen we pursue the context of statutory language, we are not limited to the words of the statute as they are printed. ...
We may and often must consider other "external manifestations" or "persuasive evidence," including a bill's title and function paragraphs, amendments that occurred as it passed through the legislature, its relationship to earlier and subsequent legislation, and other material that fairly bears on the fundamental issue of legislative purpose or goal, which becomes the context within which we read the particular language before us in a given case.

Williams v. Mayor & City of Council of Baltimore, 359 Md. 101, 116, 753 A.2d 41, 49 (2000) (emphasis added).

Management states that Judge Motz improperly followed these rules of statutory construction in reaching his holding. FF Stay Motion at
9. But Judge Motz's analysis was entirely proper - a federal court interpreting a state statute must employ that state's rules of statutory construction. See Brownsburg Area Patrons Affecting Change
v. Baldwin, 137 F.3d 503, 507 (7th Cir. 1998); Municipal Utils. Bd. of Albertville v. Alabama Power Co., 21 F.3d 384, 387 (11th Cir. 1994); Phillips v. Chandler, 215 B.R. 684, 688 (E.D. Va. 1997).

The manifest and real legislative intent of the Maryland General
Assembly is that any super-majority voting requirement, such as the Challenged By-Law, must be specified in the corporate charter on file with the State or in the MGCL itself.

A.	THE HISTORY OF MGCL SECTIONS 2-506(A)(2) AND 2-404(D)

Prior to 1951, both the corporate charter and the by-laws of a Maryland corporation could contain a provision that "require[s] for any purpose a proportionate vote greater than that required by statute for such purpose." See H. Brune, Maryland Corporation Law Section 68 (1933 ed.); accord Larkin v. Baltimore Bancorp, 769 F. Supp. 919, 922 n.2 (D. Md. 1991).

In a major rewrite of Maryland law, the Maryland General Assembly altered this rule in 1951 when it amended the MGCL to permit such provisions only in the corporate charter:
[T]he only substantive change which has been made is that any provision authorizing action to be taken by a corporation with a greater or a smaller portion of votes than required by the statute must be contained in the charter, whereas under present law such a provision may be included either in the charter or in the by-laws.

Larkin, 769 F. Supp. at 922 n.2 (quoting Reporters Notes to 1951 changes to MGCL). The 1951 change resulted in what is today Section 2-506(a)(2) of the MGCL, which sets forth what is titled the "General rule" in Maryland:

Unless this article or the charter of a corporation provides otherwise ... [a] majority of all the votes cast at a meeting ... is sufficient to approve any matter which properly comes before the meeting.

Md. Code Ann. Corps. & Ass'ns. Section 2-506(a)(2). The 1951 revisions to the MGCL represented a major, substantive revision to the law that has never been equaled or repealed. The legislative history at the time so indicated. Indeed, Judge Motz has previously ruled that section 2-506(a)(2) is a "ban against super-majority votes." Larkin, 769 F.
Supp. at 924.

Signficantly, therefore, from 1951 on, any provision for a vote greater than a majority of votes cast can only appear in two places - the MGCL itself or the charter of a corporation. The management of First Financial cannot - and does not - dispute that this has been the Maryland law for over fifty years. And management cannot dispute that the Challenged By-Law is illegal under the General Rule of section 2-506(a)(2).

Instead, and quite ironically, First Financial's sole legal argument rests on section 2-404(d) of the MGCL - a provision that was enacted in 1981 specifically to ease the voting requirements for directors' elections. As Judge Motz found, because the General
Assembly was concerned about the potential for failed directors' elections even under the "majority of the votes cast" General Rule of section 2-506(b)(2), it adopted section 2-404(d) of the MGCL to ease the General Rule that requirement and to permit the election of directors by a plurality of votes cast:

Unless the charter or bylaws of a corporation provide
otherwise, a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director.
Md. Code Ann. Corps. & Ass'ns. Section 2-404(d).
Section 2-404(d) was passed by the General Assembly in 1981 as
"'an exception to Section 2-506.'" Ideal Fed. Sav. Bank v. Murphy, 339 Md. 446, 457, 663 A.2d 1272, 1277-78 (Md. 1995) (quoting
Explanation of Senate Bill No. 659 Vote Required to Elect Directors
("Senate Bill No. 659 Explanation")).   According to the legislative
history, the "purpose of the Bill is to provide that corporate directors may be elected by a plurality of the votes cast if a quorum is present." Id. at 1277. Indeed, section 2-404(d) established what First Financial's own counsel has called the Maryland "public policy in favor of plurality elections" for directors. J. Hanks, MARYLAND CORPORATION LAW, Section 6.4, p. 158 (2001).

It is manifest, and Judge Motz so found, that the legislative intent in 1981 was to make it easier to elect directors, not more difficult, and to reduce the number of failed elections. See Opinion at 5. The legislative history, cited by Judge Motz with approval, see Opinion 4-5, is clear on this point:
It is also possible that no nominees would receive a majority of the votes cast, in which case there would be no election and the current directors could continue to serve until the next annual meeting of stockholders. The Bill would essentially eliminate the possibility of these bizarre occurrences.

Senate Bill No. 659 Explanation (quoted in Ideal, 339 Md. at 458, 663 A.2d at 1277-78) (emphasis added). The entire purpose of the Bill was to minimize the possibility that no election of directors would occur because of an insufficiency of votes - the very result advocated by First Financial's current management using Section 2-404(d).
When it enacted Section 2-404(d), the General Assembly certainly did not intend to revert to the pre-1951 situation of permitting super-majority provisions to appear in corporate by-laws. Section 2-404(d) was a limited change in Maryland law to facilitate the election of corporate directors. First Financial's arguments certainly do not constitute a "strong showing" that Judge Motz was wrong on his interpretation of the statute.

The reference to "by-laws" in Section 2-404(d) is neither surplusage nor otherwise inexplicable, as management claims. Section 2-404(d) sets the default rule for the election of directors to a plurality instead of the General Rule of a majority of votes cast. It is perfectly consistent with the legislative intent and the literal language of the MGCL, and Judge Motz so found, Opinion p. 4, to permit a corporation, through a by-law, to increase its director voting requirement back to the General Rule of majority voting or to some standard between a plurality and a majority of the votes cast (for example, a plurality, but no less than 40% of the votes cast). But when a corporation wants to exceed the General Rule it must place the change in the charter, as specifically required by Section 2-506. This reading of Section 2-404(d) is literal, consistent with the legislative history, consistent with section 2-506, and consistent with the Maryland public policy favoring liberal standards for the election of directors.

This is particularly apparent when the importance of the General
Rule - that the majority of votes cast wins - is considered.  The
General Rule is "[o]utstanding among the democratic processes concerning corporate elections...."  Standard Power & Light Corp. v.
Investment Assocs., Inc., 51 A.2d 572, 576 (Del. 1947).  The General
Rule is so fundamental that the court in Standard Power went on to hold that if the rule were not to be followed, then the exception
"must not be couched in ambiguous language, rather the language employed must be positive, explicit, clear and readily understandable and susceptible to but one reasonable interpretation, which would indicate beyond doubt that the rule was intended to be abrogated."
Id. Of course, MGCL Section 2-404(d) does no such thing. To the contrary, as found by Judge Motz, the section is subject to the General Rule that prohibits a Maryland corporation from having a by-law requiring a vote greater than a majority of votes cast - a rule that has been a fundamental tenet of Maryland law since 1951.

B.	THE STATUTORY STRUCTURE

Management's reading of the MGCL law exalts Section 2-404(d) - one sentence in the entire article - over all other provisions. The entire MGCL, when read as a whole, refutes management's argument and makes clear Maryland's public policy that any restriction on the General Rule must be placed in the corporate charter. MGCL section 2-104(b) identifies provisions that may be included in the charter.
Among the listed provisions is: "Any provision which requires for any purpose the concurrence of a greater proportion of the votes ... of any class of stock than the proportion required by this article for that purpose." Md. Code Ann. Corps. & Ass'ns. Section 2-104(b)(4). There is no comparable section allowing such a voting provision to appear in the by-laws. Compare Md. Code Ann. Corps. & Ass'ns Section 2-110 (by-laws subservient to charter).

As noted above, Section 2-506(a)(2) provides that "[u]nless this article or the charter of a corporation provides otherwise" a majority of all the votes cast at a shareholders meeting is sufficient to approve any matter which properly comes before the meeting. (Emphasis added.) Management does not claim that First Financial's Charter "provides otherwise" for the election of directors. Thus, directors of First Financial are to be elected by a majority of votes cast at a
meeting, unless the MGCL itself provides otherwise.  It does not.   At
most, section 2-404(d), on its face, permits a voting standard for directors, different from the plurality standard preferred under Maryland public policy, to be set forth in the charter or by-laws.
It does not provide for the greater voting standard.

This reading, of course, makes both sections consistent with each other. It does not read the fundamental and "outstanding" General Rule of Section 2-506 out of the MGCL when it comes to directors' elections, as management would do. It is consistent with the legislative history and Maryland public policy. Finally, it makes common sense and avoids the illogical and bizarre result advocated by First Financial's current management.

2.	THE CHALLENGED BY-LAW VIOLATES SECTION 16(A) OF THE
INVESTMENTCOMPANY ACT

First Financial is a registered investment company under the Investment Company Act of 1940 (the "ICA" or "the Act") and must comply with the rules and regulations of same, including Section
16(a).  Section 16(a) of the ICA states in relevant part as follows:
(a) Election of directors. No person shall serve as a director of a registered investment company unless elected to that office by the holders of the outstanding voting securities of such company, at an annual or a special meeting duly called for that purpose..

Nothing herein shall, however, preclude a registered investment company from dividing its directors into classes if its charter [or] by-laws . so provides and prescribes the tenure of the office of the several classes: Provided, That no class shall be elected for a shorter period than one year or for a longer period than five years and the term of office of at least one class shall expire each year.
15 U.S.C. Section 80a-16(a) (emphasis added).

Section 16(a) has been described as the "very essence of the Act." Prudential Ins. Co. of Am., 41 S.E.C. 335, 350 (Jan. 22, 1963),
aff'd sub nom., Prudential Ins. Co. of Am. v. S.E.C., 326 F.2d 383 (3d Cir. 1964). Section 16(a) was enacted to protect the shareholders' right to elect the board of directors by preventing board members from transferring or retaining control without the approval of the shareholders. State Bank & Mortgage Co., 1972 SEC No-Act LEXIS 3322 (Aug. 7, 1972); The Fundpack, Inc., 1979 SEC LEXIS 604, at *5 (Oct. 2,
1979); see also 1 T. Lemke, et al., REGULATION OF INVESTMENT COMPANIES
Section 6.03[2] (2000).

The plain language of section 16(a) governs. Starting at the end, the section states that when the directors are divided into classes, the term of one such class "share expire" each year. The terms of management's directors "expire[d]" this year. Returning to the beginning of the statute, it provides that "[n]o person shall serve as a director . unless elected . at an annual meeting.." As Judge Motz found, management's directors were not elected. See September 10, 2002 Trans. at 72 ("Unquestionably, the two directors nominated and supported by defendant were not elected at the last meeting. That much we definitely know."). Thus, they "shall [not] serve."

The Act requires that directors be elected at annual or special meetings, especially when the directors are divided into classes. Here, management is attempting to retain control by declaring that no directors' election occurred and that, therefore, the incumbents continue in office. That scheme, however, is flatly prohibited by the ICA. Management is not likely to succeed on the merits of this issue.


B.	First Financial Has Not Shown That It Will Be Irreparably
Harmed

Current management has failed to show any harm to First Financial
- as opposed to itself - if management's motion for a stay is denied. The "harm" that the motion really seeks to prevent is "harm" to current management arising from the potentiality that the new board will change management. That, however, is demonstrably not harm to First Financial itself.

1.	THE INCUMBENT DIRECTORS CAN INTERVENE TO PRESERVE THEIR APPEAL
RIGHTS

Current management is patently wrong when it claims that "the
Fund will lose its right to de novo review in this Court." FF Stay Motion at 17. The real parties in interest on this appeal are the two management directors who lost the election. If ability to seek review were the real issue motivating the instant motion for a stay, those defeated directors could seek intervention to pursue the appeal under Fed. R. Civ. P. 24(a). See Smoke v. Norton, 252 F.3d 468, 471 (D.C. Cir. 2001) (intervention permitted to preserve right of appeal); see also Houston General Ins. v. Moore, 193 F.3d 838, 840 (4th Cir. 1999) (intervention on appeal timely if within appeal period). Indeed, courts have allowed such intervention in identical contexts, see Horizon Corp. v. Anselmi, 483 F. Supp. 653, 661 (D.D.C. 1980), and refused to find irreparable harm merely because incumbent directors who lost an election would lose the ability to fund their legal challenge to the election results. See id.; Crown Resource Corp. v. Gold Capital Corp., 650 F. Supp. 985, 988 (D. Colo. 1987); Frankino, 1999 Del. Ch. Lexis 218, at *4-5. And the losing directors in this case have no worry concerning costs because counsel for First Financial's management has offered to pursue their appeal free of charge. See Sept. 20, 2002 Trans. at 6. Thus, there is no foundation to management's argument that the appeal rights of the real parties in interest will not be preserved if its motion is denied.

2.	THERE IS NO EVIDENCE THE ELECTED BOARD WILL ACT DETRIMENTALLY TO THE
INTERESTS OF FIRST FINANCIAL


Management also ignores entirely the law applicable to directors and the exercise of their duties under Maryland law. Under the MGCL, the two newly elected directors are "independent and disinterested when making any determination or taking any action as a director" under the Investment Company Act of 1940. Md. Code Ann. Section 2-405.3. And though not acknowledged by current management's motion, a director, including the new directors, is charged with the duty to act in "good faith," in "a manner he reasonably believes to be in the best interests of the corporation," and with "the care that an ordinarily prudent person in a like position would use under similar circumstances." MGCL Section 2-405.1(a).

Management does not claim that the directors will violate any of these duties. Indeed, management's motion is notable in that it does not even allege that a decision to forego an appeal would be a breach of the directors' fiduciary duty to the corporation and a violation of
the business judgment rule.   That omission is telling.  It reveals
that the motion is really an effort by management to maintain management's position, even if the directors elected by a majority of the voting shares were to decide to the contrary.

C.	Badlands Will Be Harmed By the Continued Denial Of The Power
Of Its Votes

The real harm here is to Badlands, not movant. Current management is so bold as to argue that unelected holdover directors should continue to direct the affairs of First Financial during the pendency of an entire appeal:

The incumbent directors . are best suited to protect the Fund and its stockholders while the appeal is pending.  The Court should therefore stay the district court's Order and allow the current directors to meet to address matters as they arise in the ordinary course during the pendency of the appeal.
FF Stay Motion at 18 (emphasis added).  First, such an argument ignores the will of the voters, who decided that new directors were "best suited to protect the Fund and its stockholders." That argument, moreover, ignores the serious harm to Badlands (and to First Financial itself), which Judge Motz noted on several occasions:
[T]here is a harm in an investment company essentially being directed by two directors, including in its directors meeting two directors who I think, as I will say in a moment, I do not believe should be holding office.  And so I do think that that is itself a serious harm being suffered by the plaintiffs . .
..
August 28, 2002 Trans. at 29-30.  And, on September 10, 2002:
I do believe that the plaintiff will be harmed by having a board meeting on which it was not represented when I think it should be, because I think its two persons who won the voting should be there.
September 10, 2002 Trans. at 70.

Yet, management's motion proposes just this event - allow the expired directors to sit in place of duly elected and valid directors, in contravention of the wishes of sixty percent of the voting shares of First Financial. This would irreparably harm Badlands and would irreparably harm the shareholders of First Financial. Indeed, it would irreparably harm First Financial itself.

D.	The Public Interest Is That The Shareholders' Vote Be
Respected

The public interest is best served by respecting the shareholders' vote. As the District Court recognized early on, the best indicator of the public interest is the language and policy of
Section 16 of the Investment Company Act that directors of investment companies should be elected and that directors whose terms have expired "shall not serve."

First Financial's speculation that Judge Motz's ruling will have a "substantially unsettling impact" on Maryland corporations, FF Stay Motion at 19, is just that - speculation. The legal question here is not difficult, and does not appear to have broad effect, since it has been known since 1951 that a corporation cannot do in its by-laws what First Financial is trying to do. The public interest requires that the shareholder vote be respected and implemented.

III.	CONCLUSION

First Financial management has not made a "strong showing" that it is "likely" to prevail on the merits. Management's argument would both violate the General Rule of majority voting and result in the very "bizarre occurrence" that the Maryland General Assembly was attempting to avoid when it enacted MGCL Section 2-404(d).
Management has also not shown that First Financial itself will be irreparably harmed if the stay is not granted. And if the stay is granted, management's scheme to thwart the will of the shareholders will continue, irreparably harming Badlands. We ask the Court to "give true vitality to the concept of corporate democracy," Roosevelt
v. E. I. Du Pont de Nemours & Co., 958 F.2d 416, 421 (D.C. Cir. 1992),
and deny First Financial's motion.

Respectfully submitted,

/s/ James H. Hulme
James H. Hulme
Donald B. Mitchell, Jr.
Benjamin I. Fishman
J. Marcus Meeks
ARENT FOX KINTNER PLOTKIN & KAHN, PLLC
1050 Connecticut Avenue, N.W.
Washington, D.C.  20036-5339
Telephone:  (202) 857-6144

Counsel for Plaintiff-Appellee, Badlands
Trust Company

FOOTNOTES:

1. The transcripts of each hearing in the District Court are attached at Appendix A.

2. Judge Motz is no stranger to the very sections of the Maryland corporate law at issue. In past cases, he has demonstrated a cogent understanding of Maryland corporation law - a law that he has been working with for at least ten years on the bench. See, e.g., Larkin v.
Baltimore Bancorp, 769 F. Supp. 919 (D. Md. 1991) (Motz, J.), aff'd mem., 948 F.2d 1281 (4th Cir. 1991); Dickson v. Morrison, 18 F. Supp. 2d 559
(D. Md. 1998) (Motz, C.J.), aff'd, 1999 U.S. App. Lexis 17795 (4th Cir.
1999) (unpublished), reported at 187 F.3d 629 (Table).

3. The facts are described in the Chancery Court's opinion on the merits, Frankino v. Gleason, 1999 Del. Ch. Lexis 219 (Nov. 5, 1999).

4. The Delaware standard for a stay pending appeal is, in some ways, similar to this Court's, except weaker. It contains the same four factors, but provides that if the court finds that all three of the "hardship factors" (factors two through four) strongly favor relief, then the court may grant a stay "'if the petitioner has presented a serious legal question that raises a fair ground for litigation.'" 1999 Del. Ch. Lexis 218, at *3 (quoting Kirpat, Inc. v. Delaware Alcoholic Beverage Control Comm., 741 A.2d 356 (Del. Super. 1998)).

5. The Challenged By-law reads: "[d]irectors shall be elected by vote of the holders of a majority of the shares of common stock outstanding and entitled to vote thereupon." (Emphsis added.)

6. An appellate court may affirm a lower court ruling on any legal and actual basis fairly presented in the district court. Adventure Communs. Inc.
v. Ky. Registry of Election Fin., 191 F.3d 429, 439 (4th Cir. 1999).

7. Out of necessity, but not very artfully, First Financial attempts to demean this legislative history as a "document of unknown origin or authorship.." FF Stay Motion at 7. Notwithstanding First Financial's views, the document is from the official legislative history and has been used by the Maryland Court of Appeals in interpreting section 2-404(d). While the legislative history may be inconvenient to First Financial - not to mention fatal to its legal argument - it remains the prime evidence of the legislative intent underlying section 2-404(d).

8. As Judge Motz recognized, an important reason to minimize and avoid failed elections is to avoid putting an investment company on the path to dissolution. See Sept. 10, 2002 Trans. at 77; Opinion, p 5-6. First Financial's current management, however, would apparently rather the company dissolve than proceed under new directors. They urge this Court not to worry about a failed election because the incumbent directors will simply "hold over" for a year until the next election, and if the stockholders again are unable to elect new directors they could petition to dissolve the corporation. See Stay Motion at 17. But dissolution, especially of a publicly traded corporation, is draconian and should not be encouraged. Cf., Lerner v. Lerner, 306 Md. 771, 511 A.2d 501, 510-11 (1986) (dissolution an "extreme remedy" with "drastic consequences" (citations and quotations omitted). Judge Motz refused to read MGCL Section 2-404(d) in a manner that would encourage such drastic action, as should this Court.

9. "Provide" means "to arrange for or stipulate beforehand, as by a provision or proviso." Webster's Unabridged Dictionary, law def (4), at 1557 (2d ed. Random House 1997). "Provided by law" means "prescribed or provided by some statute." Black's Law Dictionary 1224 (6th ed. 1990). As noted by Judge Motz, at least eight other sections of the MGCL "provide" for a shareholder vote greater than a majority of votes cast at a meeting. See Opinion at 8 (citing sections 2-306(b)(4), 2-309(b)(5)(ii), 2-604(e),
3-105(e), 3-403(d), 3-501(d). 3-602(b), and 3-702(a)). Each of those sections provide the greater voting standard itself - with specificity - and establish it as the voting standard for the action being taken. Not one of them simply permits the greater voting standard to be contained in the by-laws.

10. "Permit" means "to allow to do something."  Webster's, supra, at 1443.
Section 2-404(d) may allow for a departure from the plurality voting standard to appear in the charter or by-laws. It does not, however, "provide" such a standard.

11. A private right of action to enforce Section 16(a) exists under the ICA.
Section 43 of the statute vests in federal district courts jurisdiction over "all suits in equity and actions at law brought to enforce any liability or duty created by, or to enjoin any violation of, this subchapter." 15 U.S.C. Section80a-43 (emphasis added). Thus, if a company subject to the act violates one of its provisions, an injunction action can be brought to enforce adherence to the provision. This Court has specifically relied on section 43 in finding that a private right of action exists under the ICA. See Brown v. Eastern States Corp., 181 F.2d 26, 28 (4th Cir. 1950).

In addition to the text, the legislative history also compels the conclusion that a private right of action exists under Section 16(a). The Third Circuit has described ICA legislative history as "disclos[ing] congressional enthusiasm for private enforcement." Bancroft Convertible Fund, Inc. v. Zico Inv. Holdings, Inc., 825 F.2d 731, 733-36 (3d Cir. 1987). And the congressional mandate could not be clearer:

The Committee wishes to make plain that it expects the courts to imply private rights of action under this legislation, where the plaintiff falls within the class of persons protected by the statutory provision in question.

See id. (quoting H.R. Rep. No. 1341, 96th Cong., 2d Sess. 28-29 (1980), reprinted in 1980 U.S. Code Cong. & Admin. News 4810-11) (emphasis added). Congress made this statement to ensure that Supreme Court decisions strictly construing statutory language to determine congressional intent did not stop courts from finding private causes of action under the ICA. See id. Accordingly, courts have continued to find private rights of action under ttheICA. See, e.g., Lessler v. Little, 857 F.2d 866, 870-74 (1st Cir.
1988); In re ML-Lee Acquisition Fund II, L.P., 848 F. Supp. 527, 538-39
(D. Del. 1994).

12. Nor would requiring the real parties in interest to pursue this appeal limit the remedies available to this Court; if the Court were to reverse Judge Motz, the incumbent directors could be reseated on the First Financial Board. See Crown Resource Corp., 650 F. Supp. at 988 ("[T]he court can always set aside the results of the election, if warranted, or grant other necessary relief.").

13. Under Maryland law, "any exercise of the corporate power to institute litigation and the control of any litigation to which the corporation becomes a party rests with the directors or, by delegation, the officers they appoint." Werbowsky v. Collomb, 362 Md. 581, 599, 766 A.2d 123, 133 (2001).

14. Notably absent from management's brief, again, is any citation to even one Maryland investment company that has a bylaw similar to First Financial's.